Management’s Discussion and Analysis (“MD&A”)
Quarterly Highlights

For the three months ended March 31, 2018

Dated: May 10, 2018

(In U.S. dollars)

Quaterra Resources Inc.
Management’s Discussion and Analysis – Quarterly Highlights
For the three months ended March 31, 2018

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. and its wholly owned subsidiaries (collectively, “Quaterra” or the “Company”, dated May 10, 2018, should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2018 and the audited consolidated financial statements for the year ended December 31, 2017 and related notes thereto. All of the financial information presented here is expressed in U.S. dollars, unless otherwise indicated.

The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”. Information about mineral resources as well as risks associated with investing in the Company’s securities is contained in the Company’s most recently filed 20-F. Further information on the Company is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Highlights

In November 2017, Quaterra engaged M3 Engineering & Technology Corporation (“M3”), of Tucson, Arizona, to review opportunities to optimize the near-term production potential at MacArthur as laid out in the 2012 Preliminary Economic Assessment (“2012 PEA”). MacArthur is located in the northern part of the Company’s 51-square-mile property in the historic Yerington Copper District, Nevada, that also includes the Yerington and Bear copper deposits.

On January 10, 2018, the Company announced that it had initiated preparation of a comprehensive prefeasibility study on its MacArthur open-pit, oxide-leach copper project. The Company intends engaging M3 to complete the prefeasibility study in order to add more certainty to the economic potential of MacArthur with a view towards advancing the project toward development.

Specifically, as part of the prefeasibility study M3 and others will focus on:

•	Updating the resource model and optimizing the mine plan.
•	Reducing initial capital costs by eliminating the acid plant.
•

Investigating ways to improve copper recovery by testing various crush sizes to replace the original plan to use Run-of-Mine (ROM) material. The new metallurgical test work program will help define the ultimate recovery, acid consumption, and leach cycle for ROM and crushed ore as well as optimal leach pad parameters. Bulk leach tests of copper oxide material are included in the test work plan.

•	Evaluating the cost-recovery trade-offs of leaching ROM material compared with crushed material.

Quaterra announced it has also engaged Independent Mining Consultants (“IMC”) of Tucson, Arizona, to update the MacArthur mineral resource estimate by incorporating the results of work completed since the 2012 PEA, re-evaluate the assumptions in the 2012 PEA, and identify additional opportunities to enhance the mine plan.

On April 23, 2018, the Company announced that it is offering 30,000,000 units on a private placement basis at a price of CAD$0.10 per unit. Each unit will consist of one common share of the Company and one non-transferable common share purchase warrant. Each warrant will be exercisable into one common share at a price of CAD$0.15 for a period of two years from the date of closing of the offering.

Review of Operations and Financial Results

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and corporate strategic initiatives. The Company has had no revenue from mining operations since its inception.

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuation in (loss) income have mainly been caused by non-cash fair value on derivative liabilities and onetime event such as settlement of the convertible notes in the first quarter of 2017.

The administrative and general office expenses were $0.32 million during Q1 2018 compare to $0.27 million in Q1 2017. These costs are mainly comprised of salaries and general administrative expenses in Vancouver head office in addition to other costs related to operating a public company with listing in Canada.

The following table sets out the quarterly financial information for each of the last eight quarters:

Quaterra Resources Inc.
Management’s Discussion and Analysis – Quarterly Highlights
For the three months ended March 31, 2018

(In thousands of U.S. dollars except for per share amount)	Q1'18 $	Q4'17 $	Q3'17 $	Q2'17 $	Q1'17 $	Q4'16 $	Q3'16 $	Q2'16 $
Administrative and general office	(318)	(532)	(270)	(289)	(274)	(151)	(303)	(440)
Fair value gain (loss) on derivative liability	173	(39)	108	326	(44)	(234)	(43)	–
Foreign exchange gain (loss)	(6)	(60)	20	31	(24)	35	(44)	56
Gain on disposal of assets	–	186	–	–	–	–	81	112
Impairments	–	–	–	–	–	–	(34)	(1,446)
Interest and other	(36)	(85)	(14)	(1)	(12)	19	(84)	44
Loss on settlement of convertible notes	–	122	–	–	(222)	–	–	–
Share – based payments	–	–	–	(169)	–	–	–	(136)
Unrealized gain on marketable securities	30	(311)	257	8	15	(12)	(19)	–
Net (loss) income	(157)	(719)	101	(94)	(561)	(343)	(446)	(1,810)
Basic (loss) income per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)

Liquidity and Capital Resources

The Company is an exploration stage company and has to raise funds by the issuance of its common shares or other financial instruments, or by entering partnering or joint venture arrangements. As at May 10, 2018, the Company has cash on hand of approximately $0.65 million.

On February 28, 2018, the Company extended the $0.5 million loan repayment with Freeport Nevada by 180 days to September 6, 2018, and paid a $28,816 extension fee. The total principal and interest due will be approximately $0.59 million.

Cash used in exploration activities was $0.30 million and $0.36 million in administrative and general office during the three months ended March 31, 2018.

As of March 31, 2018, the Company holds 1,942,795 common shares of Grande Portage with a fair market value of approximately $0.3 million.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington assets, and also for professional fees and other overhead expenses incurred in the normal course of operations.

Related Party Information

Manex Resources Group is a private company controlled by the Corporate Secretary of the Company. It provides head office premises at CAD$8,000 per month and general corporate services to the Company at CAD$5,000 per month. The Company currently is on a month-to-month basis.

Quaterra Resources Inc.
Management’s Discussion and Analysis – Quarterly Highlights
For the three months ended March 31, 2018

Outstanding Share Data

As at May 10, 2018, 200,969,314 common shares were issued and outstanding, 48,810,000 warrants were outstanding, and 16,050,000 stock options were outstanding with exercise prices ranging from CAD$0.05 to CAD$0.16.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available at the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

Forward-Looking Statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. Actual results and future events could differ materially from those anticipated in Forward-Looking Statements and readers should not place undue reliance on such statements.

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.